Mail Stop 3561

December 18, 2007

Mr. Ralf Bernhart
Chief Financial Officer
Rokin 55
1012 KK Amsterdam
The Netherlands

> **Re:** **HEAD N.V.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-15134**

Dear Mr. Bernhart:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant